UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-14552

TOP IMAGE SYSTEMS LTD.
(Exact name of registrant as specified in its charter)

Mixer House, Rokach Blvd 101, Tel Aviv, Israel 6153101
+972-37679100
 (Address, including zip code, and telephone number, including area code, of
Registrant’s principal executive offices)

Ordinary Shares, nominal value NIS 0.04 per share
 (Title of each class of securities covered by this Form)

N/A
 (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

* On May 6, 2019, Top Image Systems Ltd. (“TIS”) consummated the previously announced acquisition (the “Merger”) of TIS by Kofax Holdings International Ltd., a private limited company incorporated under the Laws of England and Wales (“Parent”).  Pursuant to the acquisition, Tornely Ltd., an Israeli company and a wholly-owned subsidiary of Parent, was merged with and into TIS, with TIS continuing as the surviving corporation and a direct wholly-owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Top Image Systems Ltd. has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

TOP IMAGE SYSTEMS LTD.

By:	/s/ Christian Hefner
Name: Christian Hefner
Title: Director

Dated: May 16, 2019